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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                ---------------

                                SCHEDULE 14D-1

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                            Fingerhut Companies, Inc.
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                            (Name of Subject Company)

           Bengal Subsidiary Corp.; Federated Department Stores, Inc.
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                                    (Bidders)

                     Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)

                                    317867109
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                      (CUSIP Number of Class of Securities)

                           Dennis J. Broderick, Esq.
        Senior Vice President, General Counsel and Corporate Secretary
                       Federated Department Stores, Inc.
                             7 West Seventh Street
                             Cincinnati, Ohio 45202
                                 (513) 579-7000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copy to:

                           Robert A. Profusek, Esq.
                          Jones, Day, Reavis & Pogue
                             599 Lexington Avenue
                              New York, New York
                                (212) 326-3939

                                ---------------


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     This Amendment No. 1 is to the Tender Offer Statement on Schedule 14D-1, as
amended (the "Statement"), that relates to the offer by Bengal Subsidiary Corp. ("Purchaser"), a wholly owned subsidiary of Federated Department Stores, Inc. ("Parent"), to purchase all of the outstanding common shares (the "Shares") of Fingerhut Companies, Inc. (the "Company") at a purchase price of $25.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer To Purchase, dated February 18, 1999 (the "Offer To Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached to the Statement as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer"). The Statement and this Amendment No. 1 are being filed on behalf of the Purchaser and Parent.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended and supplemented by adding the following to the end thereof.

     The second and third full paragraphs on page 13 of the Offer To Purchase (appearing in Section 8 ("Certain Information Concerning the Company")) are hereby amended to read in their entirety as set forth below.

     PROSPECTIVE FINANCIAL DATA. During the course of discussions among Parent, Purchaser and the Company that led to the execution of the Merger Agreement (see
Section 11 of the Offer To Purchase), the Company provided Parent and Purchaser certain business and financial information that was not publicly available. Included in such information was the Company's preliminary budget for 1999 (the "Preliminary Budget"), which estimated retail sales less returns, exchanges and allowances ("net sales") of approximately $1.9 billion and net income of approximately $55.4 million, or approximately $1.04 per diluted Share. The Preliminary Budget was prepared by the Company's management in the ordinary course of its annual budgeting process. The Company has informed Parent and Purchaser that it has not further updated the Preliminary Budget as of the date of the Offer To Purchase.

     In addition, in December of 1998, representatives of the Company furnished representatives of Parent certain additional information relating to the Company's prospective results of operations during 1999 and 2000. Such information was consistent in all material respects with the information in the Preliminary Budget with respect to 1999 (except that 1999 net income as reflected in the earlier information was approximately $2.2 million lower than that included in the Preliminary Budget) and included net sales and net income for 2000 of approximately $2.3 billion and $63.6 million, respectively.

     THE PRELIMINARY BUDGET AND INFORMATION REFERRED TO IN THE IMMEDIATELY PRECEDING PARAGRAPH (COLLECTIVELY, THE "PROSPECTIVE FINANCIAL DATA") WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS, AND ARE INCLUDED HEREIN ONLY BECAUSE THEY WERE PROVIDED TO PARENT AND PURCHASER. NONE OF PARENT, PURCHASER NOR ANY OF THEIR REPRESENTATIVES ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF THE PROSPECTIVE FINANCIAL DATA. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THE PROSPECTIVE FINANCIAL DATA ARE BASED UPON A VARIETY OF ASSUMPTIONS (NOT ALL OF WHICH WERE STATED THEREIN AND NOT ALL OF WHICH WERE PROVIDED TO PARENT OR PURCHASER) RELATING TO THE BUSINESSES OF THE COMPANY WHICH MAY NOT BE REALIZED AND ARE SUBJECT TO SIGNIFICANT FINANCIAL, MARKET, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY AND PARENT. THERE CAN BE NO ASSURANCE THAT THE RESULTS IN THE PROSPECTIVE FINANCIAL DATA WILL BE REALIZED, AND ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE SHOWN. THE INCLUSION OF THE PROSPECTIVE FINANCIAL DATA SHOULD NOT BE REGARDED AS A REPRESENTATION BY PARENT, PURCHASER OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR BY THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES THAT THE BUDGETED RESULTS WILL BE ACHIEVED. THE PROSPECTIVE FINANCIAL DATA SHOULD BE READ TOGETHER WITH THE FINANCIAL STATEMENTS OF THE COMPANY REFERRED TO HEREIN.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 24, 1999               BENGAL SUBSIDIARY CORP.


                                        By:  /s/ DENNIS J. BRODERICK
                                           -------------------------------------
                                             Name:  Dennis J. Broderick
                                             Title: President


                                        FEDERATED DEPARTMENT STORES, INC.


                                        By:  /s/ DENNIS J. BRODERICK
                                           -------------------------------------
                                             Name:  Dennis J. Broderick
                                             Title: Senior Vice President and
                                                    General Counsel